Exhibit 99.1

GH Research Announces Proposed Public Offering

Dublin, Ireland, February 3, 2025 – GH Research PLC (Nasdaq: GHRS), a clinical-stage biopharmaceutical company dedicated to transforming the lives of patients by developing a practice-changing treatment in depression, today announced the commencement of an underwritten public offering in the United States of $150 million of ordinary shares. All of the ordinary shares are to be offered by GH Research PLC. In addition, GH Research PLC intends to grant the underwriters an option to purchase up to an additional $22.5 million of ordinary shares at the public offering price, less underwriting discounts and commissions. The offering is subject to market conditions and other factors, and there can be no assurance as to whether or when the offering may be completed, or as to the actual size or terms of the offering.

Cantor, Stifel and RBC Capital Markets are acting as joint book-running managers for the offering. Canaccord Genuity and Citizens JMP are acting as co-lead managers for the offering.

A registration statement relating to these securities was filed with the U.S. Securities and Exchange Commission (the "SEC") and declared effective on March 17, 2023. Copies of the registration statement can be accessed through the SEC's website free of charge at www.sec.gov. The offering will be made only by means of a prospectus supplement and an accompanying prospectus. A preliminary prospectus supplement and the accompanying prospectus related to the offering will be filed with the SEC and will be available free of charge by visiting EDGAR on the SEC’s website at www.sec.gov. Copies of the preliminary prospectus supplement and the accompanying prospectus can also be obtained, when available, free of charge from any of the joint book-running managers for the offering: Cantor Fitzgerald & Co., Attention: Capital Markets, 110 East 59th Street, 6th Floor, New York, New York 10022, or by email at prospectus@cantor.com; Stifel, Nicolaus & Company, Incorporated, Attention: Syndicate, One Montgomery Street, Suite 3700, San Francisco, California 94104, by telephone at (415) 364-2720, or by email at syndprospectus@stifel.com; or RBC Capital Markets, LLC, Attention: Equity Capital Markets, 200 Vesey Street, New York, New York 10281, by telephone at 877-822-4089 or by email at equityprospectus@rbccm.com. For the avoidance of doubt, any such prospectus supplement or the accompanying prospectus will not constitute a “prospectus” for the purposes of the Irish Companies Act 2014 (as amended), the EU Prospectus Regulation (EU) 2017/1129 (as amended) (the “Prospectus Regulation”), the European Union (Prospectus) Regulations 2019 of Ireland (as amended) or the Central Bank (Investment Market Conduct) Rules 2019 of Ireland and will not have been reviewed by Central Bank of Ireland, as competent authority, or any competent authority in any European Economic Area (the "EEA") member state or the United Kingdom.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

In any member state of the EEA this announcement and any offering are only addressed to and directed at persons who are "qualified investors" ("Qualified Investors") within the meaning of the Prospectus Regulation. In the United Kingdom, this announcement and any offering are only addressed to and directed at Qualified Investors (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the "Order"), or (ii) who fall within Article 49(2)(a) to (d) of the Order, and (iii) to whom it may otherwise lawfully be communicated (all such persons being referred to as "relevant persons").

This announcement must not be acted on or relied on (i) in the United Kingdom, by persons who are not relevant persons, and (ii) in any member state of the EEA, by persons who are not Qualified Investors. Any investment or investment activity to which this announcement relates is available only to and will only be engaged with (i) in the United Kingdom, relevant persons, and (ii) in any member state of the EEA, Qualified Investors.

About GH Research PLC

GH Research PLC is a clinical-stage biopharmaceutical company dedicated to transforming the lives of patients by developing a practice-changing treatment in depression. GH Research PLC's initial focus is on developing its novel and proprietary mebufotenin therapies for the treatment of patients with treatment-resistant depression (TRD).

Forward-Looking Statements

This press release contains certain forward-looking statements, including statements with regard to GH Research PLC’s expectations regarding the completion of the proposed securities offering. Words such as “anticipates,” “believes,” “expects,” “intends,” “projects,” “anticipates,” and “future” or similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to the inherent uncertainties in predicting future results and conditions and no assurance can be given that the proposed securities offering discussed above will be consummated on the terms described or at all. Completion of the proposed offering and the terms thereof are subject to numerous factors, many of which are beyond the control of GH Research PLC, including, without limitation, market conditions, failure of customary closing conditions and the risk factors and other matters set forth in GH Research PLC’s filings with the SEC. GH Research PLC undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

Investor Relations

Julie Ryan

GH Research PLC

investors@ghres.com